

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2012

Via E-mail
Mr. David Lee
Chief Executive Officer
BioSolar, Inc.
27936 Lost Canyon Road, Suite 202
Santa Clarita, CA 91387

> **Re: BioSolar, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 333-138910**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.   Throughout the filing we note disclosure that you are "developing a technology to produce bio-based materials from renewable plant sources;" however, none of these sources have been identified in the filing. With a view towards future disclosure, please tell us what renewable plant sources you are using in the development of your technology. In this regard, please also note the disclosure requirements of Item 101(h)(4)(v) of Regulation S-K related to disclosure of sources and availability of raw materials.

2.   We note that since March 15, 2012, the company has posted in its website a number of press releases announcing important development in the commercialization efforts of the BioBlacksheet technology. In particular, we note (i) the sales agreement with Tomark Industries, (ii) the manufacturing agreement with Stevens Urethane, and (iii) the

completion of all technical UL certifications necessary for the shipment of BioBlacksheets to solar manufacturers. We also note that disclosure of these material developments was not included in the first two quarterly reports, or reported pursuant to Items 1.01 or 8.01 of Form 8-K. Please advise. To the extent necessary, please include relevant disclosure in your future filings and file any material agreements as exhibits with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Era Anagnosti at (202) 551-3369 or Jay Ingram at (202) 551-3397 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Gregory Sichenzia, Esq.
        Sichenzia Ross Friedman Ference LLP